UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May 2017
Commission File Number 001-33161
NORTH AMERICAN ENERGY PARTNERS INC.
Suite 300, 18817 Stony Plain Road
Edmonton, Alberta T5S 0C2
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	Interim consolidated financial statements of North American Energy Partners Inc. for the three months ended March 31, 2017.

2.	Management’s Discussion and Analysis for the three months ended March 31, 2017.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ Rob Butler
Name:	Rob Butler
Title:	Vice President, Finance
Date: May 2, 2017

NORTH AMERICAN ENERGY PARTNERS INC.
Interim Consolidated Financial Statements
For the three months ended March 31, 2017
(Expressed in thousands of Canadian Dollars)
(Unaudited)

NORTH AMERICAN ENERGY PARTNERS INC.

Strength In Adversity

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	March 31, 2017	December 31, 2016
Assets
Current assets
Cash	$44,022	$13,666
Accounts receivable	53,708	40,080
Unbilled revenue	10,986	15,965
Inventories	3,892	3,437
Prepaid expenses and deposits	1,084	1,551
Assets held for sale	955	247
	114,647	74,946
Plant and equipment (net of accumulated depreciation of $206,365, December 31, 2016 – $204,860)	266,372	256,452
Other assets	4,507	4,876
Deferred tax assets	9,755	13,807
Total assets	$395,281	$350,081
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$35,784	$29,551
Accrued liabilities	7,940	11,175
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	1,580	1,071
Current portion of capital lease obligation	26,987	24,062
Current portion of long term debt (note 4(a))	8,161	8,169
	80,452	74,028
Long term debt (note 4(a))	57,037	31,266
Capital lease obligations	42,941	37,338
Other long term obligations	9,675	8,274
Deferred tax liabilities	39,656	40,221
	229,761	191,127
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – March 31, 2017 – 30,624,907 (December 31, 2016 – 30,518,907)) (note 7(a))	253,125	252,633
Treasury shares (March 31, 2017 - 2,783,629 (December 31, 2016 - 2,213,247))(note 7(a))	(12,838)	(9,294)
Additional paid-in capital	46,492	45,915
Deficit	(121,259)	(130,300)
	165,520	158,954
Total liabilities and shareholders’ equity	$395,281	$350,081
Subsequent events (note 4(b) and 12)
See accompanying notes to interim consolidated financial statements.

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Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended
	March 31,
	2017	2016
Revenue	$92,842	$78,513
Project costs	29,207	24,950
Equipment costs	26,055	20,865
Depreciation	14,558	14,259
Gross profit	23,022	18,439
General and administrative expenses	8,075	7,321
Loss on disposal of plant and equipment	214	113
Gain on disposal of assets held for sale	(68)	(123)
Amortization of intangible assets	352	415
Operating income before the undernoted	14,449	10,713
Interest expense, net (note 6)	1,366	1,656
Foreign exchange (gain) loss	(3)	38
Income before income taxes	13,086	9,019
Income tax expense
Deferred	3,487	2,605
Net income and comprehensive income	9,599	6,414
Per share information
Net income - basic (note 7(b))	$0.34	$0.20
Net income - diluted (note 7(b))	$0.31	$0.19
See accompanying notes to interim consolidated financial statements.

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Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Total
Balance at December 31, 2015	$275,520	$(5,960)	$29,527	$(127,469)	$171,618
Net income	—	—	—	6,414	6,414
Stock-based compensation	—	—	572	—	572
Dividends ($0.02 per share)	—	—	—	(634)	(634)
Share purchase program	(6,713)	—	4,542	—	(2,171)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(657)	—	—	(657)
Balance at March 31, 2016	$268,807	$(6,617)	$34,641	$(121,689)	$175,142

Balance at December 31, 2016	$252,633	$(9,294)	$45,915	$(130,300)	$158,954
Net income	—	—	—	9,599	9,599
Exercised options	492	—	(197)	—	295
Stock-based compensation	—	—	774	—	774
Dividends (note 7(d)) ($0.02 per share)	—	—	—	(558)	(558)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 7(a))	—	(3,544)	—	—	(3,544)
Balance at March 31, 2017	$253,125	$(12,838)	$46,492	$(121,259)	$165,520
See accompanying notes to interim consolidated financial statements.

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Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Three months ended
	March 31,
	2017	2016
Cash provided by (used in):
Operating activities:
Net income	$9,599	$6,414
Adjustments to reconcile to net cash from operating activities:
Depreciation	14,558	14,259
Amortization of intangible assets	352	415
Amortization of deferred financing costs (note 6)	82	112
Loss on disposal of plant and equipment	214	113
Gain on disposal of assets held for sale	(68)	(123)
Stock-based compensation expense	2,058	997
Other adjustments to cash from operating activities	26	25
Deferred income tax expense	3,487	2,605
Net changes in non-cash working capital (note 8(b))	(5,221)	(4,791)
	25,087	20,026
Investing activities:
Purchase of plant and equipment	(19,463)	(3,924)
Additions to intangible assets	—	(108)
Proceeds on disposal of plant and equipment	9,465	34
Proceeds on disposal of assets held for sale	210	393
	(9,788)	(3,605)
Financing activities:
Repayment of Credit Facility	(12,071)	(1,071)
Financing costs	(2,221)	8
Issuance of Convertible Debentures	40,000	—
Proceeds from option exercised	295	—
Dividend payment	(569)	—
Share Purchase Programs (note 7(c))	—	(2,171)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 7(a))	(3,544)	(657)
Repayment of capital lease obligations	(6,833)	(6,856)
	15,057	(10,747)
Increase in cash	30,356	5,674
Cash, beginning of period	13,666	32,351
Cash, end of period	$44,022	$38,025
Supplemental cash flow information (note 8(a))
See accompanying notes to interim consolidated financial statements.

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Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2017
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1) Nature of operations
North American Energy Partners Inc. ("the Company") provides a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.
2) Basis of presentation
These unaudited interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP") for interim financial statements and do not include all of the disclosures normally contained in the Company’s annual consolidated financial statements and as such these interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2016.
The Company's full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality. The Company's mining revenues are typically highest in the first quarter of each year as ground conditions are most favorable for this type of work in the Company's operating regions while the Company's civil construction revenues are typically highest during the third and fourth quarter, as weather conditions are most favorable for this type of work during these seasons. The Company's mining activity declines near the end of the first quarter and through a large portion of the second quarter, as weather conditions make operations in the Company’s operating regions difficult. The duration of this period is referred to as “spring breakup”, as frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
3) Recent accounting pronouncements
a) Accounting pronouncements recently adopted
i) Inventory
In July 2015, the Financial Accounting Standard Board ("FASB") issued Accounting Standard Update ("ASU") No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. This accounting standard simplifies the subsequent measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value. This standard was adopted January 1, 2017 and the adoption did not have a material effect on the Company's consolidated financial statements.
ii) Accounting Changes and Error Corrections
In January 2017, the FASB issued ASU 2017-03, Accounting Changes and Error corrections (Topic 250) and investments - Equity Method and Joint ventures (Topic 323) to enhance disclosures of new accounting standards, including a comparison to current accounting policies, and the progress status of implementation.This ASU applies to ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606); ASU No. 2016-02, Leases (Topic 842); and ASU 2016-03, Financial Instruments - Credit Losses (Topic 326). This standard was effective upon issuance and has been adopted by the Company.
b) Issued accounting pronouncements not yet adopted
i) Revenue from Contracts with Customers
In May 2014, the FASB issued ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued several related ASUs which provide guidance that requires an entity to recognize revenue in accordance with a five-step model. Topic 606 will replace nearly all existing US GAAP revenue guidance, including industry-specific requirements, with a single comprehensive standard and significantly expands the disclosure requirements for revenue arrangements. The model is based on the principle that revenue is recognized to depict the transfer of

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goods or services to customers in an amount that reflects the total consideration to which the entity expects to be entitled, during the term of the contract, in exchange for those goods or services. The new standard, as amended, will be effective for the Company for interim and annual reporting periods commencing January 1, 2018.
The standard allows the use of either a full retrospective transition method, in which case the standard would be applied to each prior reporting period presented, or a modified cumulative effect retrospective transition method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application with disclosure of results under the new and old standards for the first year of adoption. The Company is evaluating both methods of adoption as it works through its analysis.
The Company continues to evaluate the impact of adopting the standard on its financial reporting and disclosures through its change management plan which guides the adoption of the standard. The Company has identified existing customer contracts that are within the scope of the new guidance and will begin to analyze individual contracts or groups of contracts to identify any significant differences and the impact on revenues as a result of adopting the new standard. Through this process, the Company will also quantify the impact, if any, on prior period revenues as well as assess the Company’s policies, practices, procedures, controls, and systems for changes necessary to process and compile the information to meet the requirements of the new standard.
ii) Financial Instruments
In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825-10) enhancing the reporting model for financial instruments. Under the new standard, equity investments, excluding those accounted for under the equity method or resulting in consolidation of the investee, to be measured at fair value with the changes in fair value recognized in net income. The ASU requires a qualitative assessment to identify impairments of equity investments without readily determinable fair value. The new standard also amends disclosure requirements and requires separate presentation of financial assets and liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The amendments also clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity's other deferred tax assets. This ASU will be effective commencing January 1, 2018, with early adoption permitted. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.
iii) Leases
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to supersede the current leases accounting standard (Topic 840). The main difference between the new standard and the current standard is the requirement that lessees recognize a lease liability and a right-of-use asset for leases classified as operating leases. Lessor accounting remains largely unchanged. Additionally, the standard requires that for a sale to occur in a sale-leaseback transaction, the transfer of assets must meet the requirements for a sale per Topic 606. The new standard will be effective for the Company for interim and annual reporting periods commencing January 1, 2019, with early adoption permitted. The Company is assessing the benefits of early adoption and is considering adopting on January 1, 2018, concurrent with the adoption of Topic 606. Key aspects of the new revenue and lease standards are substantially aligned and concurrent adoption would minimize the extent of system and process changes and provide financial statement users with more comparable year-over-year information.
The standard requires a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available.
The Company continues to evaluate the impact of adopting the standard on its financial statements and disclosure through its change management plan which guides the adoption of the standard. The Company has compiled an inventory of all leases and will analyze individual contracts or groups of contracts to identify any significant differences and the impact on lease transactions as a result of adopting the new standard. Through this process, the Company will also quantify the impact, on prior period transactions as well as assess the Company’s policies, practices, procedures, controls, and systems for changes necessary to process and compile the information to meet the requirements of the new standard.

6

iv) Statement of Cash Flows
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230: Classification of Certain Cash Receipts and Cash Payments). This accounting standard eliminates the diversity in practice related to the classification of certain cash receipts and payments for debt prepayments or extinguishment costs, the maturing of a zero coupon bond, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements, distributions from certain equity method investees and beneficial interests obtained in a financial asset securitization. This ASU will be effective commencing January 1, 2018, with early adoption permitted. The Company is assessing the impact the adoption of this standard will have on its consolidated financial statements.
4) Long term debt
a) Long term debt amounts are as follows:
Current:

	March 31, 2017	December 31, 2016
Credit Facility (note 4(b))	$8,246	$8,246
Less: deferred financing fees	(85)	(77)
	$8,161	$8,169
Long term:

	March 31, 2017	December 31, 2016
Credit Facility (note 4(b))	$19,255	$31,326
Convertible Debentures (note 4(c))	$40,000	$—
Less: deferred financing fees	(2,218)	(60)
	$57,037	$31,266
b) Credit Facility

	March 31, 2017	December 31, 2016
Term Loan	$27,501	$28,572
Revolver	—	11,000
Total Credit Facility	$27,501	$39,572
Less: current portion	(8,246)	(8,246)
	$19,255	$31,326
On August 26, 2016, the Company entered into a Second Amending Agreement to the Sixth Amended and Restated Credit Agreement (the "Credit Facility"). The Sixth Amended and Restated Credit agreement was dated July 8, 2015 and matures on September 30, 2018. The Credit Facility allows borrowing of up to $100.0 million, contingent upon the value of the borrowing base. The Credit Facility is composed of a $70.0 million revolving loan (the "Revolver”) and a $30.0 million term loan ("Term Loan").
The Term Loan is to be repaid based on an 84 month amortization schedule and prepaid by an annual sweep of the lesser of 25% of consolidated excess cash flow as defined in the Credit Facility and $4.0 million at any time when the outstanding principal under the Term Loan is equal to or greater than $18.0 million. There was an accelerated payment of $4.0 million required as a result of the 2016 annual sweep calculation, payable on April 28, 2017. This amount has been included in the current portion of long term debt as at March 31, 2017 and December 31, 2016.
The Credit Facility provides a borrowing base, which is determined by the value of account receivables, inventory, unbilled revenue and plant and equipment. Under the terms of the amended agreement, the Senior Leverage Ratio is to be maintained at less than 3.5:1 through June 30, 2017 and thereafter reduced to a ratio of greater than 3.0:1, while the Fixed Charge Cover Ratio is to be maintained at a ratio greater than 0.9:1 in the current period and thereafter increased to a ratio of 1.0:1. The amended Credit Facility also allows for a capital lease debt limit of $90.0 million. As at March 31, 2017, the Company was in compliance with the covenants.

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On February 6, 2017, the Company entered into the Third Amending Agreement to the Sixth Amended and Restated Credit Agreement. The amendment adjusted certain terms and definitions within the agreement to include the convertible debt that was issued on March 15, 2017.
As at March 31, 2017, the Revolver had $0.8 million in issued letters of credit (December 31, 2016 - $0.8 million) and an unpaid balance of $nil (December 31, 2016 - $11.0 million) and the Term Loan had an unpaid balance of $27.5 million (December 31, 2016 - $28.6 million). The March 31, 2017 borrowing base allowed for a maximum draw of $97.5 million. At March 31, 2017, the Company’s unused borrowing availability under the Revolver was $69.2 million (December 31, 2016 - $58.2 million).
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the Credit Facility), plus applicable margins. In each case, the applicable pricing margin depends on the Company’s Total Debt to trailing 12-month Consolidated EBITDA ratio as defined in the Credit Facility. The Credit Facility is secured by a first priority lien on all of the Company’s existing and after-acquired property.
c) Convertible Debentures
On March 15, 2017, the Company issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures (the "Convertible Debentures") which matures on March 31, 2024. The Company pays interest at an annual rate of 5.50%, payable semi-annually on March 31 and September 30 of each year, commencing September 30, 2017.
The Convertible Debentures may be converted into common shares of the Company at the option of the holder at a conversion price of $10.85 per common share, which is equivalent to approximately 92.1659 common shares per $1,000 principal amount of notes.
The Convertible Debentures are not redeemable prior to March 31, 2020, except under certain exceptional circumstances. The Convertible Debentures are redeemable at the option of the Company, in whole or in part, at any time on or after March 31, 2020 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest accrued to the redemption date. In each case, the Company must pay accrued and unpaid interest on the debentures redeemed to the applicable redemption date.
If a change in control occurs, the Company is required to offer to purchase all of the Convertible Debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
During the three months ended March 31, 2017, financing fees of $2,194 were incurred in connection with the issuance of the Convertible Debentures. These fees have been recorded as deferred financing costs and are being amortized using the effective interest method over the term of the Convertible Debentures.
5) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, unbilled revenue, accounts payable and accrued liabilities approximate their carrying amounts due to the relatively short periods to maturity for the instruments. The fair value of amounts due under the Credit Facility are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rate currently estimated to be available for instruments with similar terms. Based on these estimates, and by using the outstanding balance of $27.5 million at March 31, 2017 and $39.6 million at December 31, 2016, the fair value amounts due under the Credit Facility are not significantly different than the carrying value.

8

Financial instruments with carrying amounts that differ from their fair values are as follows:

		March 31, 2017		December 31, 2016
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Capital lease obligations (i)	Level 2	$69,928	$64,096	$61,400	$57,741
Convertible Debentures (ii)	Level 1	$40,000	$38,800	$—	$—

(i)
The fair values of amounts due under capital leases are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rates currently estimated to be available for instruments with similar terms.

(ii)	The fair value of the Convertible Debentures is based upon the period end market price.

6) Interest expense, net

	Three months ended
	March 31,
	2017	2016
Interest on capital lease obligations	$742	$769
Amortization of deferred financing costs	82	112
Interest on Credit Facility	445	364
Interest on Series 1 Debentures	—	455
Interest on Convertible Debentures	102	—
Interest on long term debt	$1,371	$1,700
Other interest income	(5)	(44)
	$1,366	$1,656
7) Shares
a) Common shares
Issued and outstanding:
The Company is authorized to issue an unlimited number of voting and non-voting common shares.

	Common shares	Treasury shares	Common shares outstanding, net of treasury shares
Voting common shares
Number of common shares outstanding as at December 31, 2016	30,518,907	(2,213,247)	28,305,660
Issued upon exercise of stock options	106,000	—	106,000
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(570,382)	(570,382)
Issued and outstanding at March 31, 2017	30,624,907	(2,783,629)	27,841,278
On June 12, 2014, the Company entered into a trust fund agreement whereby the trustee will purchase and hold common shares, which were classified as treasury shares on our consolidated balance sheet, until such time that units issued under certain stock-based compensation plans are to be settled.

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b) Net income per share

	Three months ended
	March 31,
	2017	2016
Net income	$9,599	$6,414
Interest from Convertible Debentures	75	—
Net income available to common shareholders	$9,674	$6,414

Weighted average number of common shares	28,004,778	31,681,357
Weighted average of dilutive securities
Dilutive effect of treasury shares	2,552,668	1,518,380
Dilutive effect of stock options	326,821	—
Dilutive effect of Convertible Debentures	696,365	—
Weighted average number of diluted common shares	31,580,632	33,199,737

Basic net income per share	$0.34	$0.20
Diluted net income per share	$0.31	$0.19
For the three months ended March 31, 2017, there were 483,740 stock options which were anti-dilutive and therefore were not considered in computing diluted earnings per share (three months ended March 31, 2016 – 1,436,408 stock options).
c) Share purchase programs
On March 28, 2017, the Company announced the TSX approved an increase of 819,395 voting common shares available for repurchase, which became effective on April 1, 2017. Accordingly, under the amendment authorized by the TSX, the Company is now authorized to acquire an aggregate of 1,895,363 common shares under the NCIB as of April 1, 2017, of which 1,075,900 common shares have been previously acquired.
On March 18, 2016, the Company commenced an NCIB for up to 1,657,514 voting common shares (the "Purchase Program") in the United States primarily through the facilities of the New York Stock Exchange ("NYSE"). Such voting common shares represented approximately 5.0% of the issued and outstanding voting common shares as of March 14, 2016. As at March 31, 2016, 819,395 voting common shares had been retired, resulting in a reduction of $6,713 to common shares and an increase to additional paid-in capital of $4,542.
d) Dividends
On February 14, 2017, the Company declared its first quarter 2017 dividend of $0.02 per share payable to shareholders of record as of March 6, 2017. At March 31, 2017, the dividend payable of $558 was included in accrued liabilities and was subsequently paid to shareholders on April 7, 2017.

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8) Other information
a) Supplemental cash flow information

	Three months ended
	March 31,
	2017	2016
Cash paid during the period for:
Interest	$1,140	$1,151
Cash received during the period for:
Interest	7	44
Non-cash transactions:
Addition of plant and equipment by means of capital leases	15,361	3,446
Reclass from plant and equipment to assets held for sale	(850)	(353)
Acquisition of plant and equipment by means of an exchange of equipment	—	3,710
Disposal of plant and equipment by means of an exchange of equipment	—	(3,710)
Non-cash working capital exclusions:
Net increase in accrued liabilities related to the current portion of the deferred gain on sale-leaseback	56	—
Net increase in accrued liabilities related to current portion of RSU liability	—	110
Net increase in accrued liabilities related to current portion of DSU liability	—	294
Net (decrease) increase in accrued liabilities related to dividend payable	(11)	634
b) Net change in non-cash working capital
The table below represents the cash (used in) provided by non-cash working capital specific to operating activities:

	Three months ended
	March 31,
	2017	2016
Operating activities:
Accounts receivable	$(13,628)	$6,090
Unbilled revenue	4,979	(4,060)
Inventories	(455)	(1,583)
Prepaid expenses and deposits	421	503
Accounts payable	6,233	(6,228)
Accrued liabilities	(3,280)	944
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	509	(457)
	$(5,221)	$(4,791)
9) Customers
The following customers accounted for 10% or more of total revenues:

	Three months ended
	March 31,
	2017	2016
Customer A	46%	75%
Customer B	38%	9%
Customer C	15%	16%

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10) Claims revenue
Due to the timing of receipt of signed change orders, the Company recognized claim revenue to the extent of costs incurred for the three months ended March 31, 2017 of $615 (three months ended March 31, 2016 - $nil).
The table below represents the classification of uncollected claims on the balance sheet:

	March 31, 2017	December 31, 2016
Accounts receivable	$494	$1,171
Unbilled revenue	6,980	7,088
	$7,474	$8,259
Subsequent to March 31, 2017, $615 of the uncollected claims were approved by the customer.

11) Related party transactions
On July 14, 2016, the Company appointed a new member to the Board of Directors. The director is currently the President and Chief Executive Officer of a business that subleases space from the Company. The sublease was entered into several years before the director's appointment.
For the three months ended March 31, 2017, the Company received $83 of sublease proceeds.
12) Subsequent event
On April 1, 2017, the Company entered into a partnership agreement under the name "Dene North Site Services" with Dene Sky Site Services Ltd. ("DSSS") and Dene Sky Holdings Ltd. ("DSHL"). The partnership was formed for the purpose of establishing a strategic relation with a local operator in Northern Alberta in order to expand the Company's market opportunities in the region. The Company contributed cash of $2,310 for 49% partnership interest and DSSS and DSHL contributed net assets of $2,404 for 51% partnership interest.

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NORTH AMERICAN ENERGY PARTNERS INC.
Management’s Discussion and Analysis
For the three months ended March 31, 2017

Management’s Discussion and Analysis
For the three months ended March 31, 2017
A. EXPLANATORY NOTES
May 2, 2017
The following Management’s Discussion and Analysis ("MD&A") is as of May 2, 2017 and should be read in conjunction with the attached unaudited interim consolidated financial statements for the three months ended March 31, 2017 and notes that follow. These statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. This interim MD&A should also be read in conjunction with the audited consolidated financial statements and notes that follow for the year ended December 31, 2016, together with our annual MD&A for the year ended December 31, 2016. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.
CAUTION REGARDING FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks and uncertainties that could have a material impact on future prospects. Readers are cautioned that actual events and results may vary from the forward-looking information. We have denoted our forward looking statements with this symbol “s”. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks, assumptions and uncertainties related to such information.
NON-GAAP FINANCIAL MEASURES
A non-GAAP financial measure is generally defined by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as "gross profit", "gross profit margin", "EBITDA", "Consolidated EBITDA" (as defined in our Sixth Amended and Restated Credit Agreement, the "Credit Facility"), "Total Debt", "Net Debt", and "Free Cash Flow". Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
Gross profit
Gross profit is defined as revenue less: project costs; equipment costs; and depreciation. Gross profit margin is defined as gross profit as a percentage of revenue.
We believe that gross profit is a meaningful measure of our business as it portrays operating profits before general and administrative ("G&A") overheads costs, amortization of intangible assets and the gain or loss on disposal of plant and equipment and assets held for sale. Management reviews gross profit and gross profit margin to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, plant and equipment are being allocated effectively.
EBITDA and Consolidated EBITDA
"EBITDA" is defined as net income before interest expense, income taxes, depreciation and amortization.
"Consolidated EBITDA" is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income.

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We believe that Consolidated EBITDA is a meaningful measure of business performance because it excludes interest, income taxes, depreciation, amortization and the effect of certain gains and losses and certain non-cash items that are not directly related to the operating performance of our business. Management reviews Consolidated EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our Credit Facility requires us to maintain both a fixed charge coverage ratio and a senior leverage ratio which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under our Credit Facility.
As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that needs to be paid and in the case of realized losses, represents an actual use of cash during the period.
Margin
We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. "Margin" is defined as the financial number as a percent of total reported revenue. Examples where we use this reference and related calculation are in relation to "gross profit margin", "operating income margin", "net income margin", or "Consolidated EBITDA margin".
We believe that presenting relevant financial metrics as a percentage of revenue, or a financial margin is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
Total Debt
"Total Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) capital leases; (ii) borrowings under our Credit Facility (excluding outstanding Letters of Credit) excluding deferred financing costs; (iii) convertible unsecured subordinated debentures (the "Convertible Debentures") due in 2024 excluding deferred financing costs and (iv) hedges or swap liabilities. Total Debt is used in the pricing grid of our Credit Facility which uses a Total Debt and outstanding Letters of Credit to trailing 12-month Consolidated EBITDA ratio to determine the pricing level for borrowing and standby fees under the facility. We believe Total Debt is a meaningful measure in understanding our complete debt obligations.
Net Debt
"Net Debt" is defined as Total Debt less cash and cash equivalents recorded on the balance sheet. Net Debt is used by us in assessing our debt repayment requirements after using available cash.

Free Cash Flow
"Free cash flow" is defined as cash from operations less cash used in investing activities (excluding cash used for growth capital expenditures and cash used for / provided by acquisitions). We feel free cash flow is a relevant measure of cash available to service our Total Debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
B. SIGNIFICANT BUSINESS EVENTS
Convertible Debentures
On March 15, 2017, we closed an offering of 5.5% convertible unsecured subordinated debentures due March 31, 2024 at a price of $1,000 per Debenture for gross proceeds of $40.0 million aggregate principal amount (the "Offering"). A syndicate of underwriters (the "Underwriters") co-led by National Bank Financial Inc. and Canaccord Genuity Corp. acted as underwriters for the offering.
The Debentures are subordinated, unsecured obligations and bear interest at a rate of 5.50% per annum, payable semi-annually in arrears on March 31 and September 30 of each year, commencing September 30, 2017. The Debentures are convertible at any time at the option of the holders into common shares ( the "Common Shares") at a conversion price (the "Conversion Price") of $10.85 per share, being a conversion rate of 92.1659 common shares for each $1,000 principal amount of Debentures. The Debentures will mature on March 31, 2024 (the "Maturity Date").
The Debentures are not redeemable prior to March 31, 2020 except upon certain conditions after a change in control has occurred. On and after March 31, 2020 and prior to March 31, 2022, the Debentures may be redeemed in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided that the volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange ("TSX") for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 125% of the Conversion Price. On or after March 31, 2022 and prior to the Maturity Date, we may, at our option, redeem the Debentures, in whole or in part, from time to time at par plus accrued and unpaid interest.
We intend to use the net proceeds of the Offering for future growth opportunities and for general corporate purposes.
Normal Course Issuer Bid
On March 28, 2017, we received approval from the TSX to amend our previously-announced Normal Course Issuer Bid ("NCIB") through the facilities of the TSX. Under our previously announced NCIB, we were authorized to purchase up to 1,075,968 voting common shares (the “Shares”), which at the commencement of the NCIB on August 8, 2016, represented approximately 3.9% of our public float (as determined by TSX requirements).
We received conditional approval from the TSX to increase the number of Shares available for repurchase under the NCIB by 1,657,514 Shares (“Additional Shares”) to take into account the fact that at the time of commencing the NCIB on August 8, 2016, our acquisition of Shares pursuant to our previously-announced US share purchase program was deducted from the aggregate number of Shares eligible to be repurchased under the NCIB.
Under the approval, we are only permitted to acquire Additional Shares after twelve months have elapsed from the date we made an equivalent purchase of Shares under the previous US repurchase program.  The effect of the amended NCIB is that during the period from August 8, 2016 to August 7, 2017 we will be eligible to purchase up to 10% of the public float as of July 31, 2016 (being 27,344,828 Shares).  The purchase of the Additional Shares under the NCIB shall only be made through the facilities of the TSX.
During the preceding 12 months, the Company has acquired an aggregate of 1,075,900 Shares under its current NCIB at a weighted average price of $3.84 per Share and an aggregate of 1,657,514 Shares primarily through the facilities of the New York Stock Exchange pursuant to its previously-announced US share purchase program at a volume weighted average price of $2.27 USD per share. The Additional Shares purchased under the amended NCIB, would represent approximately 5.4% of the issued and outstanding Shares, and together with the 1,075,968 shares purchased under the original TSX NCIB will constitute 10% of the public float, as of July 31, 2016. We are of the view that the amendment to the NCIB and the repurchase of Additional Shares is an effective use of our cash

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resources and is in both our and our shareholders best interests. The amended NCIB will both increase liquidity for shareholders seeking to sell and provide an increase in the proportionate interests of shareholders wishing to maintain their positions.s
On March 28, 2017, we received final approval from the TSX with respect to the first 819,395 Additional Shares of the 1,657,514 Additional Shares previously conditionally approved. Accordingly, under the amendment authorized by the TSX, as of April 1, 2017, we are authorized to acquire an aggregate of 1,895,363 common shares under its current NCIB of which 1,075,900 common shares have been previously acquired.
As of April 28, 2017, we have purchased and subsequently cancelled 712,200 of the Additional Shares at a weighted average price of $6.73 per share.
Renewal of Five Year Master Services Agreement
On February 1, 2017 we were awarded the renewal of a major five-year Master Services Agreement ("MSA") with a major oil sands operator for the performance of overburden removal, reclamation, salvage, miscellaneous civil services and mine support services. The term of the MSA runs through January 31, 2022 and covers services oil sands mining projects on the operator's site in the Alberta oil sands. We had previously performed overburden removal, reclamation, mine support services and civil construction activities for this oil sands operator under a similar five year MSA.
Dene North Site Services Partnership Agreement
On April 1, 2017, we entered into a partnership agreement with Dene Sky Site Services Ltd. ("Dene Sky"), a private First Nations business based in Janvier, Alberta. Our subsidiary, North American Enterprises Ltd., was issued a 49 percent interest in the partnership while Dene Sky was issued a 51 percent interest. The partnership is carrying on business under the name "Dene North Site Services" and will operate primarily in Northern Alberta. We believe the arrangement will expand our services to both the oil sands mining and the in situ market, including providing us the ability to bid and perform certain earthworks, road construction and maintenance, specialized welding, site development, plant maintenance and labour services contracts that we may not otherwise have had the opportunity to bid and perform.s
Cancellation of Previously Awarded Overburden Contract
On January 25, 2017, we were awarded an overburden removal contract which was expected to generate over $45.0 million in revenues for the Company during fiscal 2017. On March 14, 2017 an explosion and subsequent fire occurred at our client's upgrader facility north of Fort McMurray. The fire caused the shutdown of production at the major oil sands operator's site and our client has now extended the shutdown of its facility to perform previously unscheduled maintenance on the facility. As a result of the extended shutdown, on March 31, 2017 we received a formal suspension notice with respect to the overburden removal contract and were instructed by our client not to proceed with any work on this contract until further notice. On April 13, 2017 we received formal notice that the contract has been terminated due to the interruption of our customer's operations caused by the fire. Our customer is working with us to mitigate the lost revenue by potentially providing alternative utilization for part of the equipment fleet involved. We do not expect that the loss of this contract will have a significant impact on our expectations for current year activity levels or revenues due to our strong first quarter results and enhanced work opportunities we are experiencing, both within and outside the oil sands.s

C. FINANCIAL RESULTS
Summary of Consolidated Three Months Results

	Three months ended March 31,
(dollars in thousands, except per share amounts)	2017	2016	Change
Revenue	$92,842	$78,513	$14,329
Project costs	29,207	24,950	4,257
Equipment costs	26,055	20,865	5,190
Depreciation	14,558	14,259	299
Gross profit(1)	$23,022	$18,439	$4,583
Gross profit margin(1)	24.8%	23.5%	1.3%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	6,017	6,324	(307)
Stock-based compensation expense	2,058	997	1,061
Operating income	14,449	10,713	3,736
Interest expense	1,366	1,656	(290)
Net income	9,599	6,414	3,185
Net income margin(1)	10.3%	8.2%	2.1%
EBITDA(1)	29,362	25,349	4,013
Consolidated EBITDA(1)	30,282	25,911	4,371
Consolidated EBITDA margin(1)	32.6%	33.0%	(0.4)%

Per share information
Net income - Basic	$0.34	$0.20	$0.14
Net income - Diluted	$0.31	$0.19	$0.12

Cash dividends per share	$0.02	$0.02	$0.00

(1)	See "Non-GAAP Financial Measures". A reconciliation of net income to EBITDA and Consolidated EBITDA is as follows:

	Three months ended
	March 31,
(dollars in thousands)	2017	2016
Net income	$9,599	$6,414
Adjustments:
Interest expense	1,366	1,656
Income tax expense	3,487	2,605
Depreciation	14,558	14,259
Amortization of intangible assets	352	415
EBITDA	29,362	25,349
Adjustments:
Loss on disposal of plant and equipment	214	113
Gain on disposal of assets held for sale	(68)	(123)
Equity classified stock-based compensation expense	774	572
Consolidated EBITDA	$30,282	$25,911
Analysis of Consolidated Three Month Results
Revenue
For the three months ended March 31, 2017, revenue was $92.8 million, up from $78.5 million in the same period last year. Revenue was up in the current period, compared to last year as a result of an expanded winter works program driven by the award of reclamation work at the Mildred Lake mine site which more than offset lower overburden removal and tailings pond support activity at the Millennium mine site. Mine support activities at the Kearl mine site contributed to our revenue for both periods.
Gross profit
For the three months ended March 31, 2017, gross profit was $23.0 million, or 24.8% gross profit margin, up from $18.4 million, or 23.5% gross profit margin, in the same period last year. The higher gross profit in the current period was driven by higher revenue. The improved gross profit margin was achieved through continued improved operating performance despite lower pricing negotiated by our customers on our long-term service agreements.

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For the three months ended March 31, 2017, depreciation was $14.6 million, up slightly from $14.3 million in the same period last year.
Operating income
For the three months ended March 31, 2017, we recorded operating income of $14.4 million, up from $10.7 million for the same period last year. General and administrative expense, excluding stock-based compensation, was $6.0 million for the quarter, down from $6.3 million for the same period last year, reflecting the benefits gained from cost-saving initiatives implemented over the past year.
Stock-based compensation expense increased $1.1 million compared to the prior year primarily as a result of the effect of the higher share price on the carrying value of the liability classified award plans.
Net income
For the three months ended March 31, 2017, we recorded $9.6 million net income (basic income per share of $0.34 and diluted income per share of $0.31), compared to $6.4 million net income (basic income per share of $0.20 and diluted income per share of $0.19) recorded for the same period last year. The net income improvement in the current quarter was achieved despite the recording of $2.1 million in stock-based compensation expense in the current quarter, compared to $1.0 million in stock-based compensation expense recorded in the same period last year.
Interest expense was $1.4 million for the quarter, down from $1.7 million for the same period last year, primarily due to the redemptions of the Series 1 Debentures in prior quarters partially offset by the issuance of Convertible Debentures at the end of the current quarter. We recorded $3.5 million of deferred income tax expense in the current period compared to the $2.6 million of deferred income tax expense recorded in the prior year driven by higher income in the current period.
The variance between the basic income per share in the current period and the basic income per share in the prior period is partially affected by the reduction in the weighted average number of issued and outstanding common shares to 28,004,778 as at March 31, 2017 compared to 31,681,357 as at March 31, 2016. The variance between the diluted income per share in the current period and the diluted income per share in the prior period is also affected by the increase in treasury shares purchased and held in our trust, stock options vested and exercisable and the weighted average effect of our newly issued convertible debentures. As part of determining the dilutive effect of our convertible debentures on diluted income per share, $0.1 million of interest was added back to our net income and 696,365 weighted average shares for the period from our Convertible Debentures was added to our weighted average number of common shares for the period. For a detailed calculation of basic and diluted income per share for the two periods and the effect of these items in the calculation, see our "Interim consolidated financial statements and notes that follow for the three months ended March 31, 2017 - note 7(b) Net income per share"
For a full discussion on our capital structure see "Resources and Systems - Securities and Agreements" in this MD&A.

Non-Operating Income and Expense

	Three months ended
	March 31,
(dollars in thousands)	2017	2016	Change
Interest expense
Long term debt
Interest on Series 1 Debentures	$—	$455	$(455)
Interest on Convertible Debentures	$102	$—	$102
Interest on Credit Facility	445	364	81
Interest on capital lease obligations	742	769	(27)
Amortization of deferred financing costs	82	112	(30)
Interest on long term debt	$1,371	$1,700	$(329)
Other interest (income) expense	(5)	(44)	39
Total interest expense	$1,366	$1,656	$(290)
Foreign exchange (gain) loss	(3)	38	(41)
Income tax expense	3,487	2,605	882
Interest expense
Total interest expense was $1.4 million during the three months ended March 31, 2017, down from $1.7 million in the prior year.
Interest on our Series 1 Debentures was eliminated during the three months ended March 31, 2017, compared to $0.5 million recorded last year as a result of the redemption and repurchase of $19.9 million of Series 1 Debentures during the prior year.
We recorded $0.1 million in interest on our newly issued Convertible Debentures during the three months ended March 31, 2017 as a result of the issuance of $40.0 million in Convertible Debentures in March 2017. A more detailed discussion on our Convertible Debentures can be found under "Significant Business Events - Convertible Debentures".
Interest on our Credit Facility of $0.4 million in the three months ended March 31, 2017, was higher than the previous period. The increase in the current year interest is related to an $11.0 million draw on our Revolver that was repaid in March 2017.
Interest on capital lease obligations of $0.7 million in the three months ended March 31, 2017 was comparable to interest expense in the prior year. The interest is comparable to prior period despite an $8.5 million increase in our capital lease obligations as the majority of the new lease agreements were not finalized until March 2017. For a discussion on assets under capital lease see "Resources and Systems - Capital Resources and Use of Cash" in this MD&A.
Amortization of deferred financing costs of $0.1 million in the three months ended March 31, 2017 was lower than the previous period. Prior year's amortization includes a partial write-off of deferred financing fees for the Series 1 Debentures in that period. The current period deferred financing fees does not include any deferred financing fees for the Series 1 Debentures, as they were fully redeemed in the period year, however it does include the amortization of deferred financing fees related to the aforementioned Convertible Debentures.
Foreign exchange (gain) loss
The foreign exchange losses and gains relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on accounts payables related to purchases of equipment parts. A more detailed discussion about our foreign currency risk can be found under “Quantitative and Qualitative Disclosures about Market Risk – Foreign Exchange Risk”.
Income tax
For the three months ended March 31, 2017, we recorded no current income tax expense and a deferred income tax expense of $3.5 million, providing an income tax expense of $3.5 million. This compares to a combined income tax expense of $2.6 million recorded for the same period last year.
Income tax as a percentage of taxable income for the three months ended March 31, 2017 differs from the statutory rate of 27.00% primarily due to permanent tax differences resulting from stock-based compensation and income tax

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adjustments and reassessments. Income tax as a percentage of taxable income for the three months ended March 31, 2016 differs from the statutory rate of 26.00% primarily due to permanent tax differences resulting from stock-based compensation, the estimated impact of the corporate tax rate increase in the province of Alberta, and book to filing differences.
Summary of Consolidated Quarterly Results
A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing of equipment maintenance and repairs;

•	the timing of project ramp-up costs as we move between seasons or types of projects;

•	the timing of resolution for claims and unsigned change-orders;

•	the timing of "mark-to-market" expenses related to the effect of a change in our share price on cash related stock-based compensation plan liabilities; and

•	the level of borrowing under our Convertible Debentures and Credit Facility and the corresponding interest expense recorded against the outstanding balance of each.
The table below summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sept 30, 2015	Jun 30, 2015
Revenue	$92.8	$62.2	$48.2	$24.2	$78.5	$65.0	$66.8	$64.4
Gross profit*	23.0	6.4	5.4	2.1	18.4	9.0	7.4	4.6
Operating income (loss)	14.4	(1.2)	(0.3)	(5.3)	10.7	0.5	1.0	(0.8)
Consolidated EBITDA*	30.3	13.5	9.0	1.7	25.9	13.5	12.2	8.1
Net income (loss)	9.6	(0.5)	(1.4)	(4.9)	6.4	(0.7)	(2.1)	(4.1)
Income (loss) per share - basic(i)	$0.34	$(0.02)	$(0.05)	$(0.16)	$0.20	$(0.02)	$(0.07)	$(0.13)
Income (loss) per share - diluted(i)	$0.31	$(0.02)	$(0.05)	$(0.16)	$0.19	$(0.02)	$(0.07)	$(0.13)

Cash dividend per share (ii)	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02

*	See "Non-GAAP Financial Measures".
i)
Net income (loss) per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.

ii)	The timing of payment of the cash dividend per share may differ from the dividend declaration date.
The results for the three months ended June 30, 2016 and three months ended September 30, 2016 were negatively affected by the shutdown of operations on May 3, 2016 due to the fire and evacuation in Fort McMurray. We were able to return to the mine sites further north within two weeks, as the impact from the wildfire and evacuation was limited. Mine sites closer to Fort McMurray took longer to ramp up to expected operational level.
For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see “Financial Results – Summary of Consolidated Quarterly Results” in our annual MD&A for the year ended December 31, 2016.
Claims and Change Orders
For the three months ended March 31, 2017, due to the timing of receipt of signed change orders, we had approximately $0.6 million in claims revenue recognized to the extent of costs incurred.
As at March 31, 2017, we had $7.5 million of unresolved claims and change orders recorded on our balance sheet. This compares to $8.3 million of unresolved claims and change orders recorded for the year ended December 31,

2016. We are working with our customers in accordance with the dispute resolution terms of our contracts to come to agreement on additional amounts, if any, to be paid to us with respect to these unresolved claims.
For a full discussion on Claims and Change Orders see "Financial Results - Claims and Change Orders" in our most recent MD&A for the year ended December 31, 2016.
D. OUTLOOK
Although the much watched weekly oil inventory levels in the US are drawing wide ranging conclusions, it is our view that a re-balancing of oil supply and demand appears to be underway. Therefore, although the deep and unusually long cyclical downturn in the oil industry is into its third year, the worst seems to be behind us. The oil price appears to have stabilized at around US$50 per barrel and may head higher as 2017 unfolds.s
In response to the downturn, most of our oil sands mining customers elected to increase their production and all slashed their expenses in order to lower operating costs per barrel. While it is unlikely that new mines will be announced until oil prices are much higher, it is important to note that the new Fort Hills mine is due on-stream late this year and the drive for increased production on most existing mines should lead to greater volumes of recurring mine services for us to address.s
Several of our customers have achieved operating cost savings per barrel of around 30% in Canadian dollar terms, which equates to about 50% in US dollars, due to the depreciation of the Canadian dollar, in which most expenses are incurred. As the Canadian dollar is not expected to significantly appreciate in 2017, this situation provides our customers with a meaningful cost advantage to exploit. This seems to be translating into more work opportunities for us, such as a reclamation project that bolstered first quarter results.s
Another example of a high production driven work opportunity was the overburden stripping contract we were awarded in January and planned to commence in this second quarter. Unfortunately, due to a plant fire at the mine site, the job was recently cancelled, which will likely result in a more normal, seasonally slow, spring break-up period for us.s
In the first quarter we also extended a near expiration Master Service Agreement ("MSA") on a sole sourced, negotiated basis with a key customer which means that we are not faced with another expiration situation until late 2020. Therefore, we have come through the downturn with all of our MSAs intact or expanded, which we believe underpins our revenue expectations for several years.s
In other resource industries, such as coal, iron ore, base metals, and precious metals, we have seen much increased bidding activity and opportunities. We were successful in winning a summer 2016 tailings dam construction job at the Red Chris copper mine in British Columbia, which we anticipate will be extended into 2017.s This project represents the first of what we believe will be a stream of future opportunities from our diversification activities in this sector, as commodity pricing and associated development activity improves.s We hope to be able to announce further such awards as the year progresses.
Our business development work in the infrastructure sector continues and we have received additional partnering requests and opportunities to participate in major infrastructure projects. We were very pleased to qualify to bid for the Fargo-Moorhead flood mitigation project, in the northern US, as part of a strong consortium. The bid will be completed in Q1/2018, with an award expected in Q3/2018 to the successful proponent.s
We definitely view the infrastructure sector as a positive opportunity and are actively pursuing both major and minor projects. In major infrastructure projects, we seek to find strong senior partners with mega-project experience looking for an earthworks contractor that has the assets and can put the “boots on the ground” to execute earthworks safely and efficiently. If our partnership is successful in the tender, we look to self-perform the earthworks while also contributing to the overall project management team. In situations where our project team is not awarded the work, we will continue to pursue the opportunity as a potential earthworks subcontractor to the awarded team(s). We believe the project insight and knowledge gained by being a project partner increases our ability to accurately assess risk and price as a subcontractor.s
Our recent debt restructuring initiatives, with a focus on lowering our cost of debt, combined with a stronger financial position and improved operating cost structure should provide a stable base to allow us to remain competitive in our pricing and providing us with the ability to take advantage of organic growth and acquisition opportunities.s

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In summary, we continue to pursue heavy civil construction contracts in the oil sands, along with a series of much broader and more robust major resource projects and infrastructure projects. We are excited about our organic growth potential and believe we can capitalize on it to grow both Consolidated EBITDA and free cash flow significantly over the next three years.s Although the cancellation of the overburden stripping contract, mentioned earlier, is another adverse event for us to deal with, we believe that we have the work opportunities to still meet our financial growth targets for 2017.s
E. LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see “Laws and Regulations and Environmental Matters—Legal and Labour Matters” in our most recent annual information form ("AIF") for a complete discussion on this topic.
Employees and Labour Relations
As at March 31, 2017, we had approximately 128 salaried employees and approximately 905 hourly employees in our Western Canadian operations. Of the 905 hourly employees, approximately 781 employees are union members and work under collective bargaining agreements. Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations typically ranges in size from 700 employees to approximately 1,600 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7.0% to 10.0% of the work we undertake.
The majority of our work is carried out by employees governed by our mining ‘overburden’ collective bargaining agreement with the International Union of Operating Engineers ("IUOE") Local 955, which ensures labour stability through to 2021. Other collective agreements include the provincial collective agreement between the Operating Engineers and the Alberta ‘Roadbuilders and Heavy Construction’ Association ("ARBHCA"), which has expired. The parties have agreed to extend the term of the current agreement while negotiations continue and have also agreed to a project-specific term, with a no‑strike/no-lockout clause for long-term work. A third collective agreement in effect is specific to work performed in our Acheson maintenance shop between the Operating Engineers and North American Maintenance Ltd., which has been extended until 2018.
Our relationship with all our employees, both union and non-union, is strong. We have not experienced a strike or lockout, nor do we expect to.s
F. RESOURCES AND SYSTEMS
SUMMARY OF CONSOLIDATED CASH FLOW
Consolidated cash flows are summarized in the table below:

	Three months ended
	March 31,
(dollars in thousands)	2017	2016	Change
Cash provided by operating activities	$25,087	$20,026	$5,061
Cash (used in) provided by investing activities	(9,788)	(3,605)	(6,183)
Cash provided by (used in) financing activities	15,057	(10,747)	25,804
Net increase in cash	$30,356	$5,674	$24,682
Operating activities
Cash provided by operating activities for the three months ended March 31, 2017 was $25.1 million, compared to cash provided by operating activities of $20.0 million in for the three months ended March 31, 2016. The increase in cash flow in the current period is a result of improved profitability offset by a $5.2 million use of cash for the increase of working capital. The current year increase in working capital was driven by extended contract payment terms with one of our customers coupled with the net timing of collections and settlement of accounts payable, where a higher volume of our winter work extended later into the quarter. Cash flow in the prior period was a result of improved profitability, offset by a $4.8 million use of cash for the increase of working capital. The prior year increase in working capital was driven by the timing delays in billings as reflected in the increase of unbilled revenue for the quarter, timing of tire purchases to inventory and the net timing of collections and settlement of accounts payable, where the volume of our winter work dropped near the end of the quarter.
Cash (used) provided from the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended
	March 31,
	2017	2016
Operating activities:
Accounts receivable	$(13,628)	$6,090
Unbilled revenue	4,979	(4,060)
Inventories	(455)	(1,583)
Prepaid expenses and deposits	421	503
Accounts payable	6,233	(6,228)
Accrued liabilities	(3,280)	944
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	509	(457)
	$(5,221)	$(4,791)
Investing activities
Cash used in investing activities for the three months ended March 31, 2017 was $9.8 million, compared to cash used in investing activities of $3.6 million for the three months ended March 31, 2016. Current period investing activities included $19.5 million for the purchase of plant and equipment, partially offset by $9.7 million in proceeds from the disposal of plant and equipment and assets held for sale. Prior year investing activities included $4.0 million for the purchase of plant and equipment and intangible assets, partially offset by $0.4 million cash received on the disposal of plant and equipment and assets held for sale.
Financing activities
Cash provided by financing activities during the three months ended March 31, 2017 was $15.1 million, which included $40.0 million of proceeds received from issuing Convertible Debentures, $12.1 million of Credit Facility repayments, $6.8 million in capital lease obligation repayments, $2.2 million in financing costs incurred from issuing the Convertible Debentures and $3.5 million for treasury share purchases. Cash used in financing activities for the three months ended March 31, 2016 was $10.7 million, driven by $1.1 million of Credit Facility repayments, $6.9 million in capital lease obligation repayments, $2.2 million for the purchase and subsequent cancellation of common shares and $0.7 million of treasury share purchases. There was $0.6 million cash used for dividend payments in the current period, compared to no cash used in the prior period, due to a change in timing of scheduled quarterly dividends payments between the two periods.
LIQUIDITY
As at March 31, 2017, we had $44.0 million in cash and $69.2 million unused borrowing availability on the Revolver (unused Revolver borrowing availability is limited by the Credit Facility's borrowing base) for a total liquidity of $113.2 million (defined as cash plus available and unused Credit Facility borrowings). Our liquidity is complemented by available borrowings through our equipment leasing partners. Under the terms of our Credit Facility (amended August 26, 2016), our capital lease borrowing is limited to $90.0 million. As at March 31, 2017 we have $20.1 million in unused capital lease borrowing availability under the terms of our amended Credit Facility. There are no restrictions within the terms of our Credit Facility for borrowing using operating leases.

NOA

Summary of Consolidated Financial Position

	March 31, 2017	December 31, 2016	Change
Cash	$44,022	$13,666	$30,356
Current working capital assets
Accounts receivable	$53,708	$40,080	$13,628
Unbilled revenue	10,986	15,965	(4,979)
Inventories	3,892	3,437	455
Prepaid expenses and deposits	1,084	1,551	(467)
Assets held for sale	955	247	708
Current working capital liabilities
Accounts payable	(35,784)	(29,551)	6,233
Accrued liabilities	(7,940)	(11,175)	(3,235)
Billings in excess of costs	(1,580)	(1,071)	509
Total net current working capital (excluding cash)	$25,321	$19,483	$5,838
Intangible assets	1,438	1,790	(352)
Plant and equipment	266,372	256,452	9,920
Total assets	395,281	350,081	45,200

Total long term financial liabilities(1) ‡	(108,425)	(73,609)	(34,816)
Net Debt*
Capital lease obligations (including current portion)	(69,928)	(61,400)	(8,528)
Credit Facility (including current portion)(1)	(27,501)	(39,572)	12,071
Convertible Debentures(1)	(40,000)	—	(40,000)
Total Debt*	(137,429)	(100,972)	(36,457)
Cash	44,022	13,666	30,356
Net Debt*	(93,407)	(87,306)	(6,101)
* See "Non-GAAP Financial Measures".

‡
Total long-term financial liabilities exclude the current portions of capital lease obligations, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

(1) Excludes deferred financing costs.
Current working capital fluctuations effect on liquidity
As at March 31, 2017, we had $0.5 million in trade receivables that were more than 30 days past due compared to $2.1 million as at December 31, 2016. At March 31, 2017 and at December 31, 2016, we did not have an allowance for doubtful accounts related to our trade receivables. We continue to monitor the credit worthiness of our customers.
Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed change orders. Until the time of invoice, revenue for unexecuted change orders is recorded only to the extent of costs incurred within unbilled revenue. As at March 31, 2017, we had $7.5 million of unresolved claims and change orders recorded on our balance sheet ($8.3 million as at December 31, 2016). For a more detailed discussion on claims revenue refer to “Claims and Change Orders”.
The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our working capital requirements from high accounts receivable and unbilled revenue balances at the start of such projects.
Our current working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a "holdback". Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion.

As at March 31, 2017, holdbacks totaled $nil, down from $0.5 million as at December 31, 2016. The current year decrease in holdbacks represented the collection of holdbacks related to construction services projects that wrapped up in the quarter.
CAPITAL RESOURCES AND USE OF CASH
Our capital resources consist primarily of cash flow provided by operating activities, cash, borrowings under our Credit Facility and financing through our operating and capital equipment lease facilities.
Our primary uses of cash are for capital expenditures, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations, to finance working capital requirements and to pay dividends. When prudent, we have also used cash to repurchase our common shares.
We believe that we have the capital resources to fund our planned annual capital spending program and meet current and future working capital, debt servicing and dividend payment requirements for the remainder of this year from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.s
Cash used for net capital expenditures (expenditures, net of proceeds) for the three months ended March 31, 2017 was $9.8 million ($3.6 million for the same period in 2016). Included in the three months ended March 31, 2017, net capital expenditures was $5.4 million invested in growth capital expenditures with the balance invested in sustaining capital expenditures. In addition, the current quarter net capital expenditures included $9.1 million in proceeds from a finance arrangement with one of our leasing facility providers using two large capacity excavator / shovels as security. We recorded an equivalent amount as a capital lease liability from this equipment financing transaction. The prior year net capital expenditures were related to sustaining capital investments and did not include any similar equipment financing transactions.
In order to maintain a balance of owned and leased equipment, we finance a portion of our heavy construction fleet through capital and operating leases and we continue to lease our motor vehicle fleet through our capital lease facilities. Our sustaining capital additions financed through capital leases (excluding the aforementioned equipment financing transaction) during the three months ended March 31, 2017 was $6.3 million (three months ended March 31, 2016 were $3.4 million).
We anticipate our annual net sustaining capital expenditures for 2017 to be approximately $25.0 million to $35.0 million, driven by equipment replacement and capital maintenance requirements. We intend to continue leveraging our capital lease facilities to limit the amount of cash used for the equipment replacement requirements.s In addition, with our revenue growth expectations for 2017, we anticipate our current year growth capital expenditures to be approximately $10.0 million to $15.0 million which may be settled from the proceeds of our newly issued Convertible Debentures.s
For a complete discussion on our capital expenditures, please see "Resources and Systems - Liquidity" in our most recent annual MD&A for the year ended December 31, 2016.
Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments unless otherwise noted, as at March 31, 2017.

	Payments due by year ending December 31,
(dollars in thousands)	Total	2017	2018	2019	2020	2021 and after
Convertible Debentures(i)	40,000	—	—	—	—	40,000
Credit Facility (ii)	27,501	7,175	20,326	—	—	—
Capital leases (including interest)	74,774	22,448	28,154	15,299	7,120	1,753
Equipment and building operating leases	16,982	2,207	2,599	2,690	2,799	6,687
Supplier contracts	3,615	3,615	—	—	—	—
Total contractual obligations	$162,872	$35,445	$51,079	$17,989	$9,919	$48,440
(i) The Convertible Debentures bear interest of 5.5% and mature on March 31, 2024. Interest is payable in equal installments semi-annually in arrears on March 31 and September 30 of each year, commencing September 30, 2017.
(ii) The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers' acceptance or London interbank offered rate (LIBOR) (all such terms are used or defined in the Credit Facility), plus applicable margins payable monthly.

NOA

Our total contractual obligations of $162.9 million, as at March 31, 2017, have increased from $130.0 million as at December 31, 2016 primarily as a result of the issuance of our Convertible Debentures, offset by scheduled payments of our Credit Facility, capital leases and building operating leases. For a full discussion on the Revolver see "Credit Facility", below, and for a discussion on Convertible Debentures see "Securities and Agreements" below.
We have no off-balance sheet arrangements.
We pay regular quarterly dividends of $0.02 per share on common shares. On February 14, 2017, we declared a first quarter 2017 dividend of $0.02 per share totaling $0.6 million. At March 31, 2017, the dividend payable was included in accrued liabilities and was subsequently paid on April 7, 2017.
Cash used for the purchase of treasury shares through our trust agreement was $3.5 million for the three months ended March 31, 2017 ($0.7 million for the three months ended March 31, 2016). Cash used for share purchase programs under normal course issuer bids was $nil for the three months ended March 31, 2017 ($1.6 million for the three months ended March 31, 2016).

For a complete discussion of the trust share purchases and US share purchase program see "Securities and Agreements" in this MD&A. For a complete discussion on our normal course issuer bid see "Significant Business Events" in this MD&A.
Credit Facility
On August 26, 2016, the Company entered into a Second Amending Agreement to the Sixth Amended and Restated Credit Agreement (the "Credit Facility"). The Sixth Amended and Restated Credit agreement was dated July 8, 2015 and matures on September 30, 2018. The Credit Facility allows borrowing of up to $100.0 million, contingent upon the value of the borrowing base. The Credit Facility is composed of a $70.0 million revolving loan (the "Revolver”) and a $30.0 million term loan ("Term Loan").
On February 6, 2017, the Company entered into the Third Amending Agreement to the Sixth Amended and Restated Credit Agreement. The amendment adjusted certain terms and definitions within the agreement to include the Convertible Debentures that was issued on March 15, 2017.
The Term Loan is to be repaid based on an 84 month amortization schedule and prepaid by an annual sweep of the lesser of 25.0% of consolidated excess cash flow as defined in the Credit Facility and $4.0 million at any time when the outstanding principal under the Term Loan is equal to or greater than $18.0 million. The 2016 annual sweep calculation identified the requirement for us to make a $4.0 million accelerated repayment on the Term Loan on April 28, 2016, which has been included in the current portion of long term debt.

•	Consolidated excess cash flow is defined as Consolidated EBITDA less: (i) cash tax paid; (ii) debt servicing obligations; (iii) unfunded capital expenditures; and (iv) qualified external payments.
The Credit Facility provides a borrowing base, which is determined by the value of account receivables, inventory, unbilled revenue and plant and equipment. Under the terms of the amended agreement, the Senior Leverage Ratio is to be maintained at less than 3.5:1 through June 30, 2017 and thereafter reduced to a ratio of greater than 3.0:1, while the Fixed Charge Cover Ratio is to be maintained at a ratio greater than 0.9:1 in the current period and thereafter increased to a ratio of 1.0:1. The amended Credit Facility also allows for a capital lease debt limit of $90.0 million.

•	The Senior Leverage Cover Ratio means, at any time, the ratio of the Senior Debt at such time to Consolidated EBITDA for the four Fiscal Quarters ended immediately preceding such time.

•The Fixed Charge Cover Ratio means, for any period, the ratio of:

a.	Consolidated EBITDA for such period less current taxes based on our income and paid in cash with respect to such period, to

b.
Consolidated Fixed Charges for such period. Consolidated Fixed Charges is defined as, for any period, an amount equal to the sum (without duplication) of the amounts for such period of (i) Consolidated Cash Interest Expense, (ii) scheduled payments of the principal amount of debt payable by the Borrower or any of its Subsidiaries (excluding the principal paid on the 9.125% Series 1 Senior Unsecured Debentures if repaid by us), (iii) Unfunded External Payments and (iv) Unfinanced Net Capital Expenditures, all of the foregoing as determined on a consolidated basis for us for such period in conformity with GAAP.

As at March 31, 2017, the Company was in compliance with the covenants.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the Credit Facility), plus applicable margins. In each case, the applicable pricing margin depends on our Total Debt to trailing 12-month Consolidated EBITDA ratio. The Credit Facility is secured by a first priority lien on all of our existing and after-acquired property.
As at March 31, 2017, the Revolver had $0.8 million in issued letters of credit (December 31, 2016 - $0.8 million) as and an unpaid balance of $nil (December 31, 2016 - $11.0 million) and the Term Loan had an unpaid balance of $27.5 million (December 31, 2016 - $28.6 million). The March 31, 2017 borrowing base allowed for a maximum draw of $97.5 million. At March 31, 2017, our borrowing availability under the Revolver was $69.2 million (December 31, 2016 - $58.2 million).
For a complete discussion on our Credit Facility, including covenants, calculation of the borrowing base, the pricing margin schedule, allowable capital lease debt and our credit rating, see "Resources and Systems - Credit Facility" and "Resources and Systems - Debt Ratings" in our most recent annual MD&A for the year ended December 31, 2016.
Securities and Agreements
Capital Structure
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.
On March 28, 2017, we announced the TSX approved an increase of 819,395 voting common shares available for repurchase through the facilities of the TSX, which became effective April 1, 2017. Accordingly, under the amendment authorized by the TSX, we are now authorized to acquire an aggregate of 1,895,363 common shares under the NCIB as of April 1, 2017, of which 1,075,900 common shares have been previously acquired. For a complete discussion on this NCIB amendment see "Significant Business Events - Normal Course Issuer Bid" in this MD&A.
On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at April 28, 2017, there were 30,229,227 voting common shares outstanding, which included 2,695,626 common shares held by the trust and classified as treasury shares on our consolidated balance sheet (30,624,907 common shares, including 2,783,629 common shares classified as treasury shares at March 31, 2017). We did not have non-voting common shares outstanding on any of the foregoing dates. Additionally, as at March 31, 2017, there were an aggregate of 1,070,080 vested and unvested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 1,070,080 common voting shares.
For a more detailed discussion of our share data, see "Description of Securities and Agreements - Capital Structure" in our annual AIF for the year ended December 31, 2016.

NOA

Convertible Debentures
On March 15, 2017, we issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures (the "Convertible Debentures") which matures on March 31, 2024. We pay interest an annual rate of 5.50%, payable semi-annually on March 31 and September 30 of each year, commencing September 30, 2017.
The Convertible Debentures may be converted into common shares at the option of the holder at a conversion price of $10.85 per common share, which is equivalent to approximately 92.1659 common shares per $1,000 principal amount of notes.
The Convertible Debentures are not redeemable prior to March 31, 2020, except under certain exceptional circumstances. The Convertible Debentures are redeemable at the option of the Company, in whole or in part, at any time on or after March 31, 2020 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest accrued to the redemption date. In each case, we are required to pay accrued and unpaid interest on the debentures redeemed to the applicable redemption date.
If a change in control occurs, we are required to offer to purchase all of the Convertible Debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
Internal Systems and Processes
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Vice President, Finance, to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Vice President, Finance, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Vice President, Finance concluded that as of March 31, 2017 such disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting
There have been no changes to our internal controls over financial reporting (“ICFR”) for the three months ended March 31, 2017 that have materially affected, or are reasonably likely to affect, our ICFR.

Accounting Pronouncements
Accounting pronouncements recently adopted

•	Inventory

◦
In July 2015, the Financial Accounting Standard Board ("FASB") issued Accounting Standard Update ("ASU") No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. This accounting standard simplifies the subsequent measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value. This standard was adopted January 1, 2017 and the adoption did not have a material effect on the Company's consolidated financial statements.

•	Accounting Changes and Error Corrections

◦
In January 2017, the FASB issued ASU 2017-03, Accounting Changes and Error corrections (Topic 250) and investments - Equity Method and Joint ventures (Topic 323) to enhance disclosures of new accounting standards, including a comparison to current accounting policies, and the progress status of implementation. This ASU applies to ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606); ASU No. 2016-02, Leases (Topic 842); and ASU 2016-03, Financial Instruments - Credit Losses (Topic 326). This standard was effective upon issuance and has been adopted by the Company.

Issued accounting pronouncements not yet adopted

•	Revenue from Contracts with Customers

◦
In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has modified the standards thereafter with the issuance of ASU's 2016-08, 2016-10, 2016-12 and 2016-20. This ASU will be effective commencing January 1, 2018. We are assessing the impact the adoption of this standard will have on our consolidated financial statements.

•	Financial Instruments - Overall

◦
In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825-10). This ASU will be effective commencing January 1, 2018, with early adoption permitted. We are assessing the impact the adoption of this standard will have on our consolidated financial statements.

•	Leases

◦
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU will be effective commencing January 1, 2019, with early adoption permitted. We are assessing the effect that the adoption of this standard will have on our consolidated financial statements.

•	Statement of Cash Flows

◦
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230: Classification of Certain Cash Receipts and Cash Payments). This ASU will be effective commencing January 1, 2018, with early adoption permitted. We are assessing the impact the adoption of this standard will have on our consolidated financial statements.

For a complete discussion of accounting pronouncements, see the "Recent accounting pronouncements" section of our Consolidated Financial Statements for the three months ended March 31, 2017 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
Critical Accounting Estimates
The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2016.

NOA

G. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS
This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

•
Our belief that the amended NCIB will both increase liquidity for shareholders seeking to sell and provide an increase in the proportionate interests of shareholders wishing to maintain their positions.

•
Our belief that our partnership with Dene Sky will expand our services to both the oil sands mining and the in situ market, including providing us the ability to bid and perform certain earthworks, road construction and maintenance, specialized welding, site development, plant maintenance and labour services contracts that we may not otherwise have had the opportunity to bid and perform.

•
Our expectation that termination of the overburden removal contract previously announced on January 25, 2017, will result in a more normal, seasonally slow spring break-up period for us, but that it will not have a significant impact on our overall activity levels, revenues or financial growth targets for the year due to enhanced work opportunities we are experiencing, both within and outside the oil sands.

•
Our view that a re-balancing of oil supply and demand appears to be well underway, that oil prices appear to have stabilized in the low US$50's per barrel and that prices may head higher as 2017 unfolds.

•
Our belief that the drive for increased production on most existing mines should lead to greater volumes of recurring mine services for us to address notwithstanding that that it is unlikely that new oil sands mines will be announced until oil prices are much higher.

•
Our expectation that the Canadian dollar will not significantly appreciate in 2017, that our customers will receive a meaningful cost advantage due to that and that such cost advantage will, in turn, translate into more work opportunities for us.

•	Our belief that coming through the downturn with all of our MSAs intact or expanded will underpin our revenue expectations for several years.

•	Our expectation that the summer 2016 tailings dam construction job at the Red Chris copper mine in British Columbia will be extended into 2017.

•
Our belief that the Red Chris project represents the first of a stream of future opportunities from our diversification activities in the sector, as commodity pricing and associated development activity improves.

•	Our expectation that the Fargo-Moorhead flood mitigation project bid will be completed in Q1/2018 and that an award will be made in the late fall to the successful proponent.

•	Our belief that the project insight and knowledge gained by being a project partner on major infrastructure projects increases our ability to accurately assess risk and price as a subcontractor.

•	Our belief that we can capitalize on our organic growth potential to grow both Consolidated EBITDA and free cash flow significantly over the next three years.

•
Our recent debt restructuring initiatives, with a focus on lowering our cost of debt, combined with a stronger financial position and improved operating cost structure should provide a stable base to allow us to remain competitive in our pricing and providing us with the ability to take advantage of organic growth and acquisition opportunities.

•	Our expectation that we will not experience a strike or lockout.

•
Our belief that we have the capital resources to fund our planned annual capital spending program and to meet current and future working capital, debt servicing and dividend payment requirements for the remainder of this year from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.

•
Our anticipation that our annual net sustaining capital expenditures for 2017 will be approximately $25.0 million to $35.0 million and that our current year growth capital expenditures will be approximately $10.0 million to $15.0 million.

Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	that trading volumes and liquidity of our shares remain roughly at historic levels;

•	that our issued shares are not diluted other than through normal course exercises of options;

•	that we will be able to capitalize on the knowledge, experience and established relationships of Dene Sky in the course of our partnership with them;

•	our level of receivables, inventory and unbilled revenue, and our requirements for liquidity, are similar to our historical experience;

•	that oil prices remain stable and do not drop significantly in 2017;

•	that the Canadian dollar does not significantly appreciate in 2017;

•	our ability to continue to generate cash flow to meet our liquidity needs;

•	continuing demand for construction services, including in non-oil sands projects such as other resource industries and in the infrastructure sector;

•
that our continuous efforts in the realms of safety management, service execution, equipment reliability and cost reduction, should stand us in good stead to benefit from any recurring mine services work from our customers;

•	that our oil sands customers continue to seek to lower their operating cost per barrel;

•	that oil sands mining and construction activity in Alberta does not decrease significantly further;

•	that decisions by our oil sands customers to start new mining projects depend largely on the price of oil;

•	that we are able to maintain our expenses at current levels;

•	that work will continue to be required under our master services agreements with various customers and that such master services agreements will remain intact;

•	our customers' ability to pay in a timely fashion;

•	our ability to successfully resolve all claims and unsigned change orders with our customers;

•	the oil sands continuing to be an economically viable source of energy;

•
our customers and potential customers continuing to invest in the oil sands, other resource developments and provincial infrastructure projects and to outsource activities for which we are capable of providing services;

•	the continuing plans to construct the southern and east / west pipelines;

•	our ability to benefit from construction services revenue and to maintain operations support services revenue tied to the operational activities of the oil sands;

•	our ability to successfully pursue heavy civil construction contracts in the oil sands, along with broader and more robust major resource projects and infrastructure projects;

•
our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;

•	our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;

•
our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in

NOA

the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

•	our relationships with the unions representing certain of our employees continues to be positive; and

•	our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
and are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2016 and in our most recently filed Annual Information form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” below, “Assumptions” and “Business Risk Factors” in our annual MD&A for the year ended December 31, 2016 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Quantitative and Qualitative Disclosures about Market Risk (To be reviewed)
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, we may use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
Foreign exchange risk
Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.
At March 31, 2017, with other variables unchanged, the impact of a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar on short-term exposures would not have a significant impact to other comprehensive income.
Interest rate risk
We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our capital lease obligations are subject to a fixed rate. Our interest rate risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk.

In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.
At March 31, 2017, we had $27.5 million outstanding debt pertaining to our Term Loan and Revolver under the Credit Facility (December 31, 2016 – $39.6 million).
H. GENERAL MATTERS
Additional Information
Our corporate office is located at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta T5S 0C2. Our corporate head office telephone and facsimile numbers are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2016, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and on our company website at www.nacg.ca.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Martin Ferron, the President and Chief Executive Officer of North American Energy Partners Inc., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended March 31, 2017.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2017 and ended on March 31, 2017 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: May 2, 2017

/s/ Martin Ferron
President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Rob Butler, the Vice President of Finance of North American Energy Partners Inc. (principal financial officer), certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended March 31, 2017.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2017 and ended on March 31, 2017 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: May 2, 2017

/s/ Rob Butler
Vice President, Finance